SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 8, 2002

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F___X___ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

To: **The New York Stock Exchange**
Attn Mr Stefan Jekel, Int'l Client Services

The Copenhagen Stock Exchange

The London Stock Exchange
Attn The Company Announcements Office

8 July 2002

Status re Novo Nordisk's holding of its own shares (treasury shares)

As of the end of the second quarter 2002, Novo Nordisk A/S (NYSE: NVO) and its wholly-owned affiliates owned 7,647,491 of its own B shares corresponding to a total nominal value of DKK 15,294,982 or 2,16% of the total capital stock.

A total of 347,394 treasury shares were sold to Novo Nordisk employees in relation to a general employee share programme and a total of 37,500 options were exercised in the second quarter of 2002.

This announcement is pursuant to Section 204.33, Treasury Stock Changes, of the New York Stock Exchange Listed Company Manual.

Novo Nordisk is a focused healthcare company and the world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society.
With headquarters in Denmark, Novo Nordisk employs approximately 17,500 people in 68 countries and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol "NVO". For further company information visit www.novonordisk.com

For further information please contact:

Novo Nordisk A/S
Corporate Communications
Novo Allé
2880 Bagsvaerd
Denmark
Telephone:
+45 4444 8888
Telefax:
+45 4444 2314
Internet:
www.novonordisk.com
CVR Number:
24256790

Media:

Outside North America:
Elin K Hansen
Phone (direct): (+45) 4442 3450

In North America:
Susan T Jackson
Phone: (+1) 609 919 7776

Investors:

Outside North America:
Peter Haahr
Phone (direct): (+45) 4442 1207

Palle Holm Olesen
Phone (direct): (+45) 4442 6175

In North America:
Rasmus Jorgensen
Phone (direct): (+1) 212 878 9607

Novo Nordisk A/S
Corporate Communications

Novo Allé
2880 Bagsvaerd
Denmark

Telephone:
+45 4444 8888
Telefax:
+45 4444 2314

Internet:
www.novonordisk.com

CVR Number:
24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 7/8/2002

Lars Rebien Sørensen, President and Chief Executive Officer